Supplement No. 1
dated October 21, 2004
To the Prospectus dated May 1, 2004
For the TIAA Real Estate Account

The following describes recent property transactions by the TIAA Real Estate Account (the “Account”). It supplements the “Description of Properties” section of the prospectus. Except as noted, the properties described below are not subject to a mortgage. Further, except as noted the expenses for operating the properties are either borne or reimbursed by the property tenants, although the terms vary under each lease.

PURCHASES

OFFICE PROPERTIES

Four Oaks Place – Houston, TX

On September 30, 2004, the Account purchased four-Class A office buildings in Houston, Texas, for approximately $255.4 million. Four Oaks Place, built in 1983, contains 1,762,616 net rentable square feet, and is 89% leased. The three largest tenants are BHP Petroleum, Inc. (225,837 square feet), AON Service Corporation (161,331 square feet), and Beirne, Maynard & Parsons (104,377 square feet). Rental rates average $21.61 per square foot, which is slightly above the current average market rent for comparable properties. The property is in the Galleria/West Loop office submarket, which had approximately 13.2 million square feet with a vacancy rate of 22.8% at the time of purchase.

Colorado Center – Santa Monica, CA

On July 30, 2004, the Account purchased a 50% interest in a joint venture partnership which owns six Class A office buildings in Santa Monica, California, for a total equity investment of $231.0 million. Equity Office Properties Trust owns the remaining 50% interest of the joint venture. Colorado Center, built between 1984 and 1991, contains 1,087,952 net rentable square feet, and is 82% leased. A renovation and capital improvement program was completed in 2004. The three largest tenants are Symantec Corporation (188,429 square feet), Metro-Goldwyn-Mayer Studios, Inc. (144,654 square feet), and Home Box Office, Inc. (121,978 square feet). Rental rates average $32.27 per square foot, which is below the current average market rent for comparable properties. The property is in the West Los Angeles office submarket, which had approximately 43 million square feet with a vacancy rate of 14.6% at the time of purchase.

One Virginia Square – Arlington, VA

On July 13, 2004, the Account purchased a six-story, Class A office building in Arlington, Virginia, for approximately $42.4 million. One Virginia Square, built in 1999, contains 117,967 square feet, and is 100% leased. The three largest tenants are System Planning Corporation (55,991 square feet), Strategic Analysis, Inc. (31,152 square feet), and George Washington University (21,228 square feet). Rental rates average $31.68 per square foot, which is slightly below the current average market rent for comparable properties. The property is located in the Rosslyn-Ballston Corridor office submarket, which had approximately 19.6 million square feet with a vacancy rate of 10.4% at the time of purchase.

Centerside I – San Diego, CA

On June 30, 2004, the Account purchased a 13-story, Class A office building in San Diego, California, for approximately $64.9 million. Centerside I, built in 1982 and substantially renovated in 1997, contains 205,137 net rentable square feet, and is 89% leased. The three largest tenants are United HealthCare (64,958 square feet), Stewart Title Guaranty (18,033 square feet), and Interactive Offices (16,344 square feet). Rental rates average $28.80 per square foot, which is below the current average market rent for comparable properties. The property is in the Mission Valley office submarket, which had approximately 5.2 million square feet with a vacancy rate of 8.6% at the time of purchase.

Westlake North Business Park II & III – Westlake Village, CA

On May 18, 2004, the Account purchased two, two-story, Class A office buildings in Westlake Village, California, for approximately $49.6 million. Westlake, built between 2000 and 2001, contains a total of 198,558 net rentable square feet, and is 91% leased. The three largest tenants are State Farm Mutual Automobile Insurance Company (65,517 square feet), Agilent Technologies (37,207 square feet), and Thorson & Associates (19,904 square feet). Rental rates average $27.84 per square foot, which is slightly below the current average market rent for comparable properties. The property is in the Conejo Valley office submarket, which had approximately 2.6 million square feet with a vacancy rate of 8.4% at the time of purchase.

RETAIL PROPERTIES

The Market at Southpark – Denver, CO

On September 17, 2004, the Account purchased a neighborhood shopping center in Denver, Colorado, for approximately $33.4 million. The retail center, built between 1988 and 2004, contains 190,080 square feet of gross leaseable area. The anchor tenants are King Soopers (64,532 square feet), Office Depot (25,267 square feet), Big Lots (19,831 square feet), and Coomer’s, Inc. (15,000 square feet). The mall is 94% leased.

Mazza Gallerie – Washington, D.C.

On May 25, 2004, the Account purchased a four-story retail development in Washington, D.C., for approximately $77.7 million. The retail center, originally built in 1975 and renovated in 1999, contains 293,935 square feet of gross leaseable area. The anchor tenants are Neiman Marcus (124,314 square feet), Filene’s Basement (41,930 square feet), Saks Fifth Avenue Men’s Store (22,055 square feet), and AMC Theatre (36,241 square feet). The mall was 95.8% leased with mall store sales of $469 per square foot at the time of purchase.

INDUSTRIAL PROPERTIES

Harrell Street Distribution Center – Mira Loma, CA

On September 30, 2004, the Account purchased a distribution building in Mira Loma, California, subject to debt, for approximately $46 million. At closing, the Account assumed a mortgage loan on the property in the amount of $9.5 million in favor of SunAmerica. Harrell Street, built in 1998, contains 886,052 net rentable square feet and is 100% leased. The building is leased to two tenants: Levitz Furniture, LLC (462,002 square feet) and Syratech Corporation (424,050 square feet). Rental rates average $3.60 per square foot, which is equivalent to the current average market rent for comparable properties. The property is in the Mira Loma industrial submarket, which had approximately 30 million square feet with a vacancy rate of 2.9% at the time of purchase.

RREEF America Industrial Portfolio – Los Angeles and Oakland, CA, Seattle, WA, Phoenix, AZ , Chicago, IL, Wilmington, DE, and Boston, MA

On August 27, 2004, and September 30, 2004, the Account purchased an industrial portfolio consisting of 80 warehouse distribution properties totaling 3,373,406 square feet located in California, Washington, Arizona, Illinois, Delaware, and Massachusetts, for approximately $246.1 million. The components of the portfolio are as follows:

RREEF America Industrial Portfolio – Pacific, located in three Los Angeles industrial submarkets, was purchased on August 27, 2004, for approximately $88.8 million. This portfolio consists of 46 buildings, built between 1973 and 1993, contains 920,028 rentable square feet, and is 99% leased to 90 tenants. The 3 largest tenants are Southwest Power, Inc. (50,750 square feet), Rohrback Industries (36,909 square feet), and Kennedy Wholesale (30,524 square feet). Rental rates average $6.92 per square foot, below the average market rent for comparable properties. The properties are located in the Los Angeles industrial submarket, which had approximately 895 million square feet with a vacancy rate of 6% at the time of purchase.

RREEF America Industrial Portfolio – Mideast, located in Wilmington, Delaware, was purchased on August 27, 2004, for approximately $16.5 million. This portfolio consists of three buildings, built in 1989, contains 266,141 rentable square feet, and is 90% leased to six tenants. The three largest tenants are Corporate Express (82,118 square feet), New Roads (IMS) (70,221 square feet), and Office Movers (52,295 square feet). Rental rates average $5.65 per square foot, above the average market rent for comparable properties. The properties are located in the New Castle industrial submarket, which had approximately 32.7 million square feet with a vacancy rate of 13% at the time of purchase.

RREEF America Industrial Portfolio – Mountain, located in Phoenix, Arizona, was purchased on August 27, 2004, for approximately $5.5 million. This portfolio consists of one building, built in 1989, contains 136,704 rentable square feet, and is 67% leased to three tenants: Iron Mountain (37,632 square feet), USI, Inc. (29,184 square feet), and Advanced Protein (25,344 square feet). Rental rates average $3.46 per square foot, below the average market rent for comparable properties. The properties are located in the Phoenix industrial submarket, which had approximately 213 million square feet with a vacancy rate of 14% at the time of purchase.

RREEF America Industrial Portfolio – Northern California, located in three industrial submarkets in Oakland, California, was purchased on August 27, 2004, and September 30, 2004, for approximately $59.1 million. This portfolio consists of 15 buildings, built in 1973 and 1983, contains 741,456 rentable square feet, and is 97% leased to 69 tenants. The 3 largest tenants are Green Packaging (38,640 square feet), Brigata (32,400 square feet), and J. Costello, Inc. dba GO (30,421 square feet). Rental rates average $5.97 per square foot, above the average market rent for comparable properties. The properties are located in the Oakland industrial submarket, which had approximately 252.2 million square feet with a vacancy rate of 12% at the time of purchase.

RREEF America Industrial Portfolio – Northwest, located in Seattle, Washington, was purchased on August 27, 2004, for approximately $19.4 million. This portfolio consists of three buildings, built in 1996, contains 312,231 rentable square feet, and is 100% leased to six tenants. The three largest tenants are PACCESS (100,371 square feet), Atlas Columbia Warehouse (82,668 square feet), and Ultrabake (44,520 square feet). Rental rates average $4.54 per square foot, below the average market rent for comparable properties. The properties are located in the Seattle industrial submarket, which had approximately 254.6 million square feet with a vacancy rate of 11% at the time of purchase.

RREEF America Industrial Portfolio – East North Central, located in three industrial submarkets in Chicago, Illinois, was purchased on September 30, 2004, for approximately $23.7 million. This portfolio consists of ten buildings, built in 1976 and 1979, contains 612,756 rentable square feet, and is 80% leased to 16 tenants. The 3 largest tenants are Western Folder (78,161 square feet), ABS Graphics (69,889 square feet), and Armour Packaging (43,169 square feet). Rental rates average $3.99 per square foot, below the average market rent for comparable properties. The properties are located in the Chicago industrial submarket, which had approximately 1 billion square feet with a vacancy rate of 12% at the time of purchase.

RREEF America Industrial Portfolio – Northeast, located in Boston, Massachusetts, was purchased on September 30, 2004, for approximately $33.1 million. This portfolio consists of two buildings, built in 2000, contains 384,000 rentable square feet, and is 100% leased to four tenants. The three largest tenants are SMTC (144,000 square feet), EMC (96,000 square feet), and The McLane Company (96,000 square feet). Rental rates average $6.50 per square foot, above the average market rent for comparable properties. The properties are located in the Boston industrial submarket, which had approximately 356.7 million square feet with a vacancy rate of 14% at the time of purchase.

OTHER INVESTMENTS

The following describes a real estate-related investment recently made by the Account.

On March 31, 2004, the Account committed to invest $40 million to purchase limited partnership interests in MONY/Transwestern Mezzanine Realty Partners II, L.P., a newly formed fund of real estate mezzanine investments sponsored by MONY Realty Partners, Inc., and Transwestern Investment Company, L.L.C.

A10972
(10/04)